COMMERCIAL LEASE AGREEMENT
BASIC LEASE INFORMATION

DATE: June 20, 2016 (for reference purposes only)

LANDLORD: **620 F Street, LLC, a California limited liability company**

TENANT: **Full Circle Brewing Co. Ltd., LLC, a California limited liability company**

TENANT'S
ADDRESS: 620 F Street, Fresno, California 93706

LEASED
PREMISES: 620 F Street, Fresno, California 93706

TENANT'S NET
RENTABLE
AREA: Approximately 8,700 square feet of improved space.

TENANT'S NET
USABLE AREA: Approximately 23,712 square feet, including the unimproved, cement lots immediately adjacent to the North within the fenced area.

SCHEDULED
COMMENCEMENT
DATE: *July 1, 2016*, per Section 3.

TERM: **120 *Months***, expiring on June 30, 2026, as defined in Section 3.

MONTHLY
RENT:

Months		Rental Rate
1 – 7	(partial 2016)	$2,200.00 per month
8 – 31	2018	$2,400.00
32 – 55	2020	$2,600.00
56 – 80	2022	$2,800.00
81 – 105	2024	$3,000.00
106 – 120	(partial 2026)	$3,200.00

defined in Section 5 and payable per Section 6

TENANT
IMPROVEMENT
ALLOWANCE: *not applicable*.

SECURITY
DEPOSIT: *not applicable* per Section 9.

EXHIBITS & ADDENDUM:

           Exhibit A -   Site Plan

Section references in the Basic Lease Information which cross-reference a section in the Commercial Lease Agreement are for convenience only. In the event of any conflict between any Basic Lease Information and the Commercial Lease Agreement, the Commercial Lease Agreement shall control.

COMMERCIAL LEASE AGREEMENT

THIS COMMERCIAL LEASE AGREEMENT (the "Lease"), is made and entered into as of **_June 20, 2016_**, by and between **620 F Street, LLC, a California limited liability company** (hereinafter collectively called "Landlord"), and **Full Circle Brewing Co. Ltd., LLC, a California limited liability company** (hereinafter called "Tenant").

1.   **Basic Lease Provisions**. Subject to and upon the terms and conditions hereinafter set forth, and in consideration of the duties, covenants and obligations hereunder, Landlord does hereby lease, demise and let to Tenant and Tenant does hereby lease and take from Landlord those certain premises (the "Premises" or "Leased Premises") at the property located at 620 F Street, Fresno, Fresno County, California, 93706 as well as a non-exclusive right to use common areas, parking facilities and other appurtenant rights associated therewith. The Property is a total of approximately 23,712 square feet. The remainder of the Property other than the Premises is improved with cement slab and fencing. The Premises, the land upon which all of the above are located and all other improvements are shown on the site plan attached hereto as Exhibit A, are herein collectively referred to as the "Property".

2.   **Leased Premises**. The Leased Premises consist of approximately 23,712 square feet of the Property at 620, 630 and 634 F Street. The Property is improved with a signage, building, offices, storefront, restrooms, bar, brewery and contains Tenant's beer manufacturing, processing, storage and bottling facility consisting of approximately 8,700 square feet.

3.   **Term.** This is a 120 month lease. The initial term of this Lease and Tenant's obligations hereunder shall commence on **_July 1, 2016_** ("Commencement Date") **_and run through June 30, 2026_** unless terminated earlier as described herein or by mutual written consent of the parties. Thereafter, this Lease shall revert to a month to month lease unless terminated as described herein or by mutual consent of the parties.

4.   **Use.** The Leased Premises are to be used and occupied by Tenant (and its permitted assignees and subtenants) **_as a bar, beer manufacturing, processing, storage, bottling and sales operation, event facility_** or any other use allowed by law. Any proposed use of the Premises for other than the normal operations associated with Tenant's business shall require the prior written approval of Landlord, which may be withheld in Landlord's reasonable discretion.

5.   **Rent.** Tenant agrees to pay Landlord, without deduction or offset, at such place or places as may be designated from time to time by Landlord, as rent and hire for said Leased Premises,

MONTHLY
RENT:

Months		Rental Rate
1 – 7	(partial 2016)	$2,200.00 per month
8 – 31	2018	$2,400.00
32 – 55	2020	$2,600.00
56 – 80	2022	$2,800.00
81 – 105	2024	$3,000.00
106 – 120	(partial 2026)	$3,200.00

plus the cost of insurance on the Leased Premises, personal taxes or assessments levied against the Leased Premises, repair and maintenance expenses, utilities of any kind furnished to the Leased Premises. Said sum shall be paid monthly in advance on or before the first (1st) day of each and every calendar month beginning with the actual Commencement Date. All rental payments shall be made payable to Landlord and each of them, and mailed or delivered to 620 F Street, LLC, c/o MBS Accountancy 2300 Tulare St., Suite 230 Fresno, California 93721.

6.   Rental Payments. Tenant hereby agrees that the Rent, as defined in Section 5, shall be due and payable on the first day of each calendar month during each year of this Lease and any extensions or renewals hereof. All monetary obligations of Tenant to Landlord under this Lease, including Rent, late charges, unpaid utilities, collection costs, or the like, shall be deemed "Rent". Tenant hereby agrees to pay such Rent to Landlord at Landlord's address as provided herein (or such other address as may be designated by Landlord in writing from time to time) monthly in advance without offset or deduction.

(a)   Prorations. If the term of this Lease as described above commences on other than the first day of a calendar month or terminates on other than the last day of a calendar month, then the installments of Rent for such month or months shall be prorated and the installment or installments so prorated shall be paid in advance. The payment for such prorated month shall be calculated by multiplying the monthly installment by a fraction, the numerator of which shall be the number of days of the Lease term occurring during said commencement or termination month, as the case may be, and the denominator of which shall be the total number of days occurring in said commencement or termination month. Also, if the term of this Lease commences or terminates on other than the first day of a calendar year, the Rent shall be prorated for such commencement or termination year, as the case may be, by multiplying each by a fraction, the numerator of which shall be the number of days of the Lease term during the commencement or termination year, as the case may be, and the denominator of which shall be 365.

(b)   Interest Charges. Wherever in this Lease reference is made to the accrual of interest or to interest on sums due Landlord, such sums shall bear interest from the date due at a rate equal to the maximum interest rate an individual is permitted to charge by law (currently 10%). Payment of such interest shall not exercise or cure any default under this Lease unless expressly agreed to in writing.

7.   Operating Expenses. Tenant shall be responsible for all Operating Expenses on the Premises, except as provided in this Section and in Section 13, below. The term "Operating Expenses" as used herein shall mean all expenses, costs and disbursements of every kind and nature relating to, incurred or paid in connection with the ownership, repair, maintenance, management, operation and replacement of the Premises. Operating Expenses include but are not limited to the following:

(a)   Utilities. Cost of all utilities for the Premises including but not limited to the cost of water and power for equipment, including the water pump, heating, lighting, air conditioning and ventilation;

(b)   Maintenance. The cost of all maintenance and service for the Premises and the equipment therein, including but not limited to building and structure maintenance, HVAC maintenance, trash disposal, landscape maintenance, sprinklers and irrigation lines, and janitorial service;

(c)   Repairs. The cost of repairs and general maintenance (excluding repairs and general maintenance paid by proceeds of insurance or by Tenant or other third parties), including without limitation, the cost of repair, maintenance and replacement of the following: (1) the structural parts of the Leased Premises and all other improvements comprising the Leased Premises; which structural parts include the foundations, bearing and exterior walls, subflooring and roof; (2) electrical, plumbing and sewage systems; (3) the heating, ventilating and air conditioning systems serving the Leased Premises;

(d)   Insurance. Except for Landlord's insurance, the cost of all insurance relating to the Premises including, but not limited to, the cost of casualty insurance and liability insurance applicable to the Leased Premises and Tenant's personal property used in connection therewith; and

(e)   Property Tax. The cost of property taxes and assessments for the Property shall be paid by Tenant.

(f)   Landlord shall be responsible for: Landlord's insurance.

8.   **Security Deposit.** (intentionally deleted)

9.   **Landlord's Covenants.** To the extent Tenant requires electricity, gas and water supplied by public utilities, Landlord's covenants hereunder shall only impose on Landlord the obligation to use its good faith efforts to cause the applicable public utilities to furnish the same. Failure by Landlord to furnish the services described in this Section to any extent, or any cessation thereof, shall not render Landlord liable in any respect for damages to either person or property, nor be construed as an eviction of Tenant nor work an abatement of Rent, nor relieve Tenant from fulfillment of any covenant or agreement hereof, provided that such failure by the Landlord is not due to the negligence or willful misconduct of Landlord, its employees, contractors, subcontractors and/or agents. In addition to the foregoing, should any of Landlord's equipment or machinery break down, or for any cause cease to function properly, Tenant shall have no claim for rebate of Rent or damages on account of an interruption in service occasioned thereby or resulting therefrom; provided, however, Landlord agrees to use diligent efforts to promptly repair said equipment or machinery and to restore said services.

10.   **Care of the Leased Premises.** Tenant shall not commit or allow to be committed any waste or damage to any portion of the Leased Premises. Tenant shall, at Tenant's expense, promptly comply with all applicable statutes, ordinances, rules, regulations, orders, covenants and restrictions of record, and requirements of any fire insurance underwriters or rating bureaus, now in effect or which may hereafter come into effect, whether or not they reflect a change in policy from that now existing, during the term or any part of the term hereof, relating in any manner to the use by Tenant of the Leased Premises. Tenant shall have the obligation to make any improvements or alterations to the Leased Premises which may now be required under any such statute, ordinance, rules, regulations, orders, covenants, restrictions or fire insurance underwriter requirements, including, without limitation, the Americans with Disabilities Act of 1990. However, Tenant shall have no obligation to comply with any covenants, conditions or restrictions or amendments thereto recorded after the execution date of this Lease. Tenant shall conduct its business in a lawful manner and shall not use or permit the use of the Leased Premises in any manner that will tend to create waste or a nuisance or shall tend to disturb other tenants of the Leased Premises.

11.   **Hazardous Substances.** The parties acknowledge and agree that Tenant currently performs and during the term of this Lease may continue to perform beer manufacturing on the Leased Premises

(a) Definition. The term "Hazardous Substance" as used in this Lease shall mean any product, substance, chemical, material or waste whose presence, nature, quantity and/or intensity of existence, use, manufacture, disposal, transportation, spill, release or effect, either by itself or in combination with other materials expected to be on the Leased Premises, is either: (i) potentially injurious to the public health, safety or welfare, the environment, or the Leased Premises; (ii) regulated or monitored by any governmental authority; or (iii) a basis for potential liability of Landlord to any governmental agency or third party under any applicable statute or common law theory. Hazardous Substance shall include, but not be limited to, hydrocarbons, petroleum, gasoline, crude oil or any products, by-products, or fractions thereof. Tenant shall not engage in any activity in or about the Leased Premises which constitute a Reportable Use (as hereinafter defined) of Hazardous Substances without the express prior written consent of Landlord and compliance in a timely manner (at Tenant's sole cost and expense) with all Applicable Requirements. "Reportable Use" shall mean (i) the installation or use of any above or below ground storage tank, (ii) the generation, possession, storage, use, transportation, or disposal of a Hazardous Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and (iii) the presence in, on or about the Leased Premises of a Hazardous

Substance with respect to which any Applicable Laws require that a notice be given to persons entering or occupying the Leased Premises or neighboring properties. Notwithstanding the foregoing, Tenant may, without Landlord's prior consent, but in compliance with all Applicable Requirements, use any ordinary and customary materials reasonably required to be used by Tenant in the normal course of the permitted Use, so long as such use is not a Reportable Use and does not expose the Leased Premises, or neighboring properties to any meaningful risk of contamination or damage or expose Landlord to any liability therefor. In addition, Landlord may (but without any obligation to do so) condition its consent to any Reportable Use of any Hazardous Substance by Tenant upon Tenant giving Landlord such additional assurances as Landlord, in its reasonable discretion, deems necessary to protect itself, the public, the Leased Premises and the environment against damage, contamination or injury and/or liability therefor, including but not limited to the installation (and, at Landlord's option, removal on or before Lease expiration or earlier termination) of reasonably necessary protective modifications to the Leased Premises and/or the deposit of an additional Security Deposit.

(b) Duty to Inform Landlord. If Tenant knows, or has reasonable cause to believe, that a Hazardous Substance has come to be located in, on, under or about the Leased Premises or the Property, other than as previously consented to by Landlord, Tenant shall immediately give Landlord written notice thereof, together with a copy of any statement, report, notice, registration, application, permit, business plan, license, claim, action, or proceeding given to, or received from, any governmental authority or private party concerning the presence, spill, release, discharge of, or exposure to, such Hazardous Substance including but not limited to all such documents as may be involved in any Reportable Use involving the Leased Premises. Tenant shall not cause or permit any Hazardous Substance to be spilled or released in, on, under or about the Leased Premises (including, without limitation, through the plumbing or sanitary sewer system).

(c) Indemnification. Tenant shall indemnify, protect, defend, and hold Landlord, its agents, employees, lenders, and ground lessor, if any, and the Leased Premises, harmless from and against any and all damages, liabilities, judgements, costs, claims, liens, expenses, penalties, loss of permits and attorneys' and consultants' fees arising out of or involving any Hazardous Substance brought onto the Leased Premises by or for Tenant or by anyone under Tenant's control. Tenant's obligations under this Section shall include, but not be limited to, the effects of any contamination or injury to persons, property or the environment created or suffered by Tenant, and the cost of investigation (including consultants' and attorneys' fees and testing), removal, remediation, restoration and/or abatement thereof, or of any contamination therein involved, and shall survive the expiration or earlier termination of this Lease with respect to Hazardous Substance, unless specifically so agreed by Landlord in writing at the time of such agreement.

12. Entry for Repairs and Inspection. Tenant shall, upon twenty-four hours prior written notice (except in the case of an emergency), permit Landlord and its contractors, agents or representatives to enter into and upon any part of the Leased Premises at all reasonable hours to inspect or clean the same, make repairs, alterations or additions thereto, show the same to prospective tenants or purchasers (but only during the last six months of the Term of this Lease), or for any other purpose as Landlord may deem necessary or desirable, and Tenant shall not be entitled to any abatement or reduction of Rent by reason thereof (provided that such entry does not unreasonably interfere with Tenant's business on the Leased Premises). Any such entry shall be performed in a manner which causes as little interference with Tenant's business as is reasonably practicable and maintains the privacy of all patients.

13. Repairs by Landlord. (intentionally deleted)

14. Repairs by Tenant. Tenant shall at its own cost and expense, keep the Premises in good condition and repair, and shall repair or replace any damage or injury done to its leasehold improvements, the Leased Premises and the Property or any part thereof caused by Tenant or Tenant's agents, contractors, employees, invitees or visitors subject to the obligation to pay Operating Expenses provided herein. If Tenant fails to make such repairs or replacements promptly, Landlord may, at its option, make such repairs or replacements, and Tenant shall repay the cost thereof to the Landlord within ten (10) days after demand therefore. Subject to Section 19 below, any damage or injury to the Property or its systems (as opposed to those involving only Tenant's leasehold improvements) and (notwithstanding the foregoing) any damage or injury to Tenant's leasehold improvements which affects the Property's structural components or major mechanical, electrical or plumbing systems, caused by Tenant, its agents, contractors, employees, invitees or visitors shall be repaired or replaced by Landlord, but at Tenant's expense.

15.   **Condition of Premises.** By accepting possession of the Leased Premises, Tenant hereby accepts the Leased Premises in their condition existing as of the Commencement Date (subject to Tenant's punchlist items, if any) and subject to all applicable zoning, municipal, county and state laws, ordinances and regulations governing and regulating the use of the Leased Premises, and any easements, covenants or restrictions of record as of the execution date of this Lease, and accepts this Lease subject thereto and to all matters disclosed thereby and by any exhibits attached hereto. Tenant acknowledges that it has satisfied itself by its own independent investigation that the Leased Premises are suitable for its intended use, and neither Landlord nor Landlord's agent or agents have made any representation or warranty as to the present or future suitability of the Leased Premises, the Property for the conduct of Tenant's business.

16.   **Condemnation.** If a material portion of the Leased Premises shall be permanently taken or condemned for any public purpose, this Lease shall, at the option of either party, forthwith cease and terminate as of the date of such condemnation or taking. Otherwise, this Lease shall continue in full force and effect and Rent with respect to any portion of the Leased Premises taken or condemned shall be reduced or abated proportionately. All proceeds payable from any taking or condemnation of all or any portion of the Leased Premises shall belong to and be paid to Landlord, except that Tenant shall receive any separate award for loss or damage to Tenant's trade fixtures, removable personal property, moving expenses and unamortized tenant improvements paid for by Tenant. For purposes of this Section, a "material portion" shall be deemed to be twenty-five percent (25%) of the Useable Area and / or insurable value of the Leased Premises, or forty percent (40%) of the square footage of the Property. Notwithstanding the preceding to the contrary, if the condemnation affects a material portion of the Property but does not affect a material portion of the Leased Premises, Tenant shall have the right to continue this Lease in full force and effect.

17.   **Damage or Destruction.**

(a)   <u>Insured Casualty</u>. In the event of damage causing a total or partial destruction of the Leased Premises during the term of this Lease and there is made available to Landlord insurance proceeds for such damage paying ninety (90%) or more of the cost of repairing such damage, Landlord shall utilize all such insurance proceeds and pay any additional cost and cause the Leased Premises to be repaired promptly to a condition existing immediately prior to such damage, with this Lease to continue in full force and effect.

(b)   <u>Uninsured or Partially Insured Casualty</u>. In the event of damage causing a partial destruction of the Leased Premises during the term of this Lease and there are no insurance proceeds available, or the insurance proceeds available are less than ninety percent (90%) of the cost of repairing such damage, then Landlord shall have the option, for a period of sixty (60) days after the unavailability or amount of proceeds is determined, to elect (i) to terminate this Lease and retain all insurance proceeds, or (ii) to repair the damage at Landlord's expense. The failure of Landlord to take any action within the sixty (60) day period shall be deemed to be an election to terminate the Lease. In the event Landlord elects to repair such damage, such work shall be completed promptly, restoring the Leased Premises to the condition existing immediately prior to such damage, and this Lease shall continue in full force and effect.

(c)   Damage to Property or Damage During Last Six Months of Term. Notwithstanding the provisions of this Section, in the event of (i) any destruction to the Property representing thirty percent (30%) or more of the replacement cost of the Property, even though the Leased Premises are not damaged, or (ii) any partial or total destruction of the Leased Premises occurring during the last six (6) months of the Lease Term or any extension thereof, Landlord shall have the right for a period of thirty (30) days after the determination of the availability of insurance proceeds to terminate this Lease, which right shall be exercised by giving written notice to Tenant of such termination within said thirty (30) day period. If Landlord does not give said notice to Tenant within said thirty (30) day period, Landlord shall cause the repair work to be completed promptly, restoring the Leased Premises to the condition existing immediately prior to such damage.

(d)   Restoration. If Landlord elects to repair any damage to the Leased Premises, pursuant to this Section, Landlord shall not be required to make any repair or restoration to any improvement or property installed on the Leased Premises by or at the expense of the Tenant; such items shall be replaced by Tenant at Tenant's sole cost and expense.

(e)   Hazardous Substance Conditions. If a Hazardous Substance Condition occurs (meaning the occurrence or discovery of a condition involving the presence of, or a contamination by, a Hazardous Substance as defined in Section 11, in, on or under the Leased Premises), unless Tenant is legally responsible therefor (in which case Tenant shall make the investigation and remediation thereof required by Applicable Requirements and this Lease shall continue in full force and effect, but subject to Landlord's rights, Landlord may at Landlord's option either (i) investigate and remediate such Hazardous Substance Condition, if required, as soon as reasonably possible at Landlord's expense, in which event this Lease shall continue in full force and effect, or (ii) if the estimated cost to investigate and remediate such condition exceeds twelve (12) times the then monthly Base Rent or $50,000 whichever is greater, give written notice to Tenant within thirty (30) days after receipt by Landlord of knowledge of the occurrence of such Hazardous Substance Condition of Landlord's desire to terminate this Lease as of the date sixty (60) days following the date of such notice. In the event Landlord elects to give such notice of Landlord's intention to terminate this Lease, Tenant shall have the right within ten (10) days after the receipt of such notice to give written notice to Landlord of Tenant's commitment to pay for the excess costs of (a) investigation and remediation of such Hazardous Substance Condition to the extent required by Applicable Requirements, over (b) an amount equal to twelve (12) times the then monthly Base Rent or $100,000, whichever is greater. Tenant shall provide Landlord with the funds required of Tenant or satisfactory assurance thereof within thirty (30) days following said commitment by Tenant. In such event this Lease shall continue in full force and effect, and Landlord shall proceed to make such investigation and remediation as soon as reasonably possible after the required funds are available. If Tenant does not give such notice and provide the required funds or assurance thereof within the time period specified above, this Lease shall terminate as of the date specified in Landlord's notice of termination.

18.   Casualty Insurance / Indemnity.

(a) Liability Insurance-Tenant. Tenant shall, at Tenant's expense, obtain and keep in force during the term of this Lease a policy of Comprehensive General Liability Insurance, in an amount of not less than $1,000,000 per occurrence of personal injury, death, or property damage combined or in a greater amount as reasonably determined by Landlord, and shall insure Tenant, with Landlord as an additional insured, against liability arising out of the use, occupancy or maintenance of the Leased Premises. Compliance with the above requirements shall not, however, limit the liability of Tenant hereunder. Tenant shall provide an endorsement on its liability policy(ies) which provides that its insurance shall be primary to and not contributory with any similar insurance carried by Landlord, whose insurance shall be considered excess insurance only.

(b) <u>Liability Insurance-Landlord</u>. Landlord shall obtain and keep in force during the term of this Lease a policy of Combined Single Limit Bodily Injury and Broad Form Property Damage Insurance, plus coverage against such other risks Landlord deems advisable from time to time, insuring Landlord, but not Tenant, against liability arising out of the ownership, use, occupancy or maintenance of the Property.

(c) <u>Property Insurance-Tenant</u>. Tenant shall, at Tenant's expense, obtain and keep in force during the term of this Lease for the benefit of Tenant replacement cost fire and extended coverage insurance, with vandalism and malicious mischief, in an amount sufficient to cover not less than 100% of the full replacement costs, as the same may exist from time to time, of all of Tenant's personal property, fixtures, equipment and tenant improvements.

(d) <u>Property Insurance-Landlord.</u> Landlord shall maintain during the term of Lease, a policy of fire insurance, with extended coverage, in an amount equal to the full replacement cost of the Leased Premises, exclusive of Tenant's fixtures, furnishings, equipment, and other personal property. At Landlord's option, Landlord may procure endorsements thereon for flood, earthquake, and other risks generally covered by "all-risk" insurance, plus a policy of rental loss insurance in the amount of one hundred percent (100%) of twelve months rent (including all sums payable as Operating Expenses). Tenant will not be named in any such policies carried by Landlord and shall have no right to any proceeds therefrom.

(e) <u>Worker's Compensation Insurance</u>. Tenant shall, at its sole cost and expense, maintain Worker's Compensation insurance in the amounts required by the State of California.

(f) <u>Form of Policies</u>. The policies required shall be in a form reasonably satisfactory to Landlord and a certificate as to such insurance shall be delivered to Landlord. Tenant shall have the right to provide the insurance coverage that it is obligated to provide in a blanket policy, provided such blanket policy expressly affords coverage to the Leased Premises and to Tenant and Landlord as required by this Lease. Tenant shall obtain a written obligation on the part of any insurance company providing such insurance to notify Landlord in writing of any delinquency in premium payments and, at least ten (10) days prior thereto, of any cancellation of any such policy. Tenant agrees that if Tenant does not take out such insurance or keep the same in full force and effect, Landlord may take out the necessary insurance, and Tenant will be required to compensate Landlord, within ten (10) days of written demand, the amount so paid plus interest at the maximum allowable rate.

19.   **Waiver of Subrogation.** Landlord and Tenant each hereby release and relieve the other, and waive their entire right of recovery against the other, for direct or consequential loss or damage arising out of or incident to the perils covered by property insurance carried by such party, whether due to the negligence of Landlord or Tenant or their agents, employees, contractors and/or invitees. If necessary, all insurance policies required under this Lease shall be endorsed to so provide.

20.   **No Representation of Adequate Coverage.** Landlord makes no representation that the limits or forms of coverage of insurance specified are adequate to cover Tenant's property or obligations under this Lease.

21.   **Indemnity.** Tenant shall indemnify and hold harmless Landlord and its agents, partners and lenders, from and against any and all claims for damage to the personal property of anyone or any entity arising from Tenant's use, or from the conduct of Tenant's business or from any activity, work or things done, permitted or suffered by Tenant in or about the Leased Premises or elsewhere except for any such claims for damage arising from the acts or omissions of Landlord, its constituent partners, agents, employees, or contractors. Tenant shall further indemnify and hold harmless Landlord from and against any and all claims, costs and expenses arising from any breach or default in the performance of any obligation on Tenant's part to be performed under the terms of this Lease, or arising from any act or omission of Tenant, or any of Tenant's agents, contractors, employees or invitees and from and against all costs,

620 F Street Lease 7/1/2016

attorney's fees, expenses and liabilities incurred by Landlord as the result of any such use, conduct, activity, work, things done, permitted or suffered, breach, default or negligence, and in dealing reasonably therewith, including but not limited to the defense or pursuit of any claim or any action or preceding involved therein; and in case any action or proceeding be brought against Landlord by reason of any such matter, Tenant upon notice from Landlord shall defend the same at Tenant's expense by counsel reasonably satisfactory to Landlord and Landlord shall cooperate with Tenant in such defense. Landlord need not have first paid any such claim in order to be so indemnified. Tenant, as a material part of the consideration to Landlord, hereby assumes all risk of damage to property of Tenant or injury to persons, in upon or about the Premises arising from any cause and Tenant hereby waives all claims in respect thereof against Landlord.

22. Exemption of Landlord from Liability. Tenant hereby agrees that Landlord shall not be liable for injury to Tenant's business or any loss of income therefrom or for loss of or damage to the goods, wares, merchandise or other property of Tenant, Tenant's employee's, invitees, customers, or any other person in or about the Leased Premises, nor shall Landlord be liable for injury to the person of Tenant, Tenant's employees, agents or contractors, whether such damage or injury is caused by or results from theft, fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, sprinklers, wires, appliances, plumbing, air conditioning or lighting fixtures, or from any other cause, whether said damage or injury results from conditions arising upon the Leased Premises, or from other sources or places, or from new construction or the repair, alteration or improvement of any part of the Premises, or of the equipment, fixtures or appurtenances applicable thereto, and regardless of whether the cause of such damage or injury or the means of repairing the same is inaccessible, Landlord shall not be liable for any damages arising from any act or neglect of any other tenant, occupant or user of the Premises, nor from the failure of Landlord to enforce the provisions of any other Lease of any other Tenant of the Premises.

23. Default by Tenant. If default shall be made in the payment of any sum to be paid by Tenant under this Lease and such default shall continue for ten (10) days after written notice to Tenant, or default shall be made in the performance of any of the other covenants or conditions which Tenant is required to observe and to perform and such default shall continue for twenty (20) days after written notice to Tenant (unless the nature of the default is such that the same cannot reasonably be cured within such twenty (20) day period, in which case Tenant shall not be in default if Tenant shall within such period commence such cure and thereafter diligently prosecute the same to completion), or if the interest of Tenant under this Lease shall be levied on under execution or other legal process, or if any petition shall be filed by or against Tenant to declare Tenant bankrupt or to delay, reduce or modify Tenant's debts or obligations (and Tenant fails to dismiss the same within 90 days following the filing of any such petition), or if Tenant be declared insolvent according to law, or if any assignment of Tenant's property shall be made for the benefit of creditors, or if a receiver or trustee is appointed for Tenant or its property, or if Tenant shall abandon the Leased Premises or any part thereof at any time during the term of this Lease or any renewals or extensions thereof for a period of twenty (20) or more continuous days, or if Tenant be a corporation and Tenant shall cease to exist as a corporation in good standing in the state of its incorporation or if Tenant be a partnership or other entity and Tenant shall be dissolved or otherwise liquidated (except as provided in Section 34), then Landlord may treat the occurrence of any one or more of the foregoing events as a breach of this Lease (provided that no such levy, execution, legal process or petition filed against Tenant shall constitute a breach of this Lease if Tenant shall vigorously contest the same by appropriate proceedings and shall remove or vacate the same within sixty (60) days from the date of its creation, service or filing) and thereupon, at Landlord's option, Landlord may have any one or more of the following described remedies in addition to all other rights and remedies provided at law or in equity:

(a) Termination. Landlord may terminate Tenant's right to possession of the Leased Premises by any lawful means, in which case this Lease and the term hereof shall terminate and Tenant shall immediately surrender possession of the Leased Premises to Landlord. In such event Landlord shall be entitled to recover from Tenant all damages incurred by Landlord by reason of Tenant's default including, but not limited to; (i) the cost of recovering possession of the Leased Premises; (ii) expenses of reletting, including necessary renovation and alteration of the Leased Premises, reasonable attorneys' fees, and any real estate commission actually paid; but with respect to each of the foregoing, only to the extent necessary to relet the Leased Premises for the remaining term of the Lease, (iii) the worth at the time of award of the unpaid Rent and other amounts which had been earned at the time of termination; (iv) the worth at the time of award of the amount by which the unpaid Rent which would have been earned after termination until the time of award exceeds the amount of such Rent loss that Tenant proves could have been reasonable avoided; (v) the worth at the time of award of the amount by which the unpaid Rent for the balance of the Term after the time of award exceeds the amount of such Rent loss that Tenant proves could be reasonably avoided; and (vi) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform its obligations under this Lease or which, in the ordinary course of things, would be likely to result therefrom. The "worth at the time of award" of the amounts referred to in (iii) and (iv) shall be computed with interest at the maximum rate allowed by law. The "worth at the time of award" of the amount referred to in (v) shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of the award plus one percent (1%).

(b)   Election Not To Terminate. Landlord may maintain Tenant's right to possession in which case this Lease shall continue in effect whether or not Tenant shall have vacated or abandoned the Premises. In such event Landlord shall be entitled to enforce all of Landlord's rights and remedies under this Lease, including the right to recover Rent as it becomes due hereunder.

(c)   Other Remedies. Landlord may pursue any other remedy now or hereafter available to Landlord under the laws or judicial decisions of the state wherein the Premises are located.

24.   Non-Waiver. Failure of Landlord to declare any default immediately upon occurrence thereof, or delay in taking any action in connection therewith, shall not waive such default, but Landlord shall have the right to declare any such default at any time prior to cure and take such action as might be lawful or authorized hereunder, either in law or in equity.

25.   Holding Over. In the event of holding over by Tenant after expiration or termination of this Lease without the prior written consent of Landlord, Tenant shall pay 125% of the Rent for the entire holdover period. No holding over by Tenant after the term of this Lease shall be construed to extend the Lease; in the event of any unauthorized holding over, Tenant shall also indemnify Landlord against all claims for damages by any other tenant to whom Landlord may have leased all or any part of the Leased Premises effective upon the termination of this Lease. Any holding over with the prior written consent of Landlord shall thereafter constitute a lease from month to month; any holding over without the prior written consent of Landlord shall create a tenancy at sufferance relationship with Tenant.

26.   Attorneys' Fees. In the event either party defaults in the performance of any of the terms, agreements or conditions contained in this Lease and the other party places the enforcement of this Lease, or any part thereof, or the collection of any Rent due or to become due hereunder, or recovery of the possession of the Leased Premises, in the hands of an attorney who files suit upon the same the nonprevailing party in such suit agrees to pay the prevailing party's reasonable attorneys' fees.

27.   Subordination. Tenant covenants and agrees with Landlord that, subject to the terms and conditions of this Section, this Lease shall be subject and subordinate to any mortgage, deed of trust, or security agreement which may now or hereafter encumber the Property or any interest of Landlord therein and/or the contents of the Property, and to any advances made on the security thereof and to any and all increases, renewals, modifications, consolidations, replacements and extensions thereof. Notwithstanding anything contained in this Lease to the contrary, in the event of any default by Landlord in performing its covenants or obligations hereunder, Tenant's right to terminate and/or seek damages for such breach shall not accrue unless and until (a) Tenant gives written notice of default (which notice shall specify the exact nature of said default and how the same may be cured) to Landlord and the holder(s) of any such mortgage or deed of trust or security agreement who has theretofore notified Tenant in writing of its interest and the address to which notices are to be sent, and (b) Landlord and holder(s) fail to commence to cure said default within thirty (30) days from the receipt of such notice from Tenant and shall thereafter fail to promptly prosecute such cure to completion.

Notwithstanding any contrary provision of this Section, this Lease shall be subordinate to any mortgage, deed of trust, security agreement or other encumbrance now or hereafter encumbering the Property, only if Landlord first obtains from the holder of such encumbrance a written agreement stating that as long as Tenant performs its obligations under this Lease, no foreclosure of, deed given in lieu of foreclosure of, or sale under the encumbrance, and no steps or procedures taken under the encumbrance, shall affect Tenant's rights under this Lease. If any mortgage, deed of trust, security agreement or other encumbrance shall be executed by or on behalf of Landlord prior to the execution date of this Lease or otherwise senior to this Lease, Landlord shall cause each holder of any such encumbrance to execute and deliver to Tenant a written nondisturbance agreement.

28.   Estoppel Certificate. Either party, within twenty (20) days after notice from the other party shall execute and deliver to the requesting party a certificate stating that this Lease is unmodified and in full force and effect, or in full force and effect as modified, and stating the modifications. The certificate shall also state the amount of monthly Rent, the dates to which the Rent has been paid in advance, and the amount of any security deposit or prepaid Rent.

29.   Alterations or Modifications. Tenant shall not make, or suffer to be made, any alterations, improvements or additions (collectively "alterations") in, on, about or to the Leased Premises or any part thereof, without the prior written consent of Landlord (which consent shall not be unreasonably withheld) and without a valid Property permit issued by the appropriate governmental authority. Landlord's consent is not required for non-structural alterations of $5,000.00 or less. As a condition to giving such consent, Landlord may impose such requirements as Landlord in its sole discretion deems necessary, including without limitation requirements that (i) Tenant agrees to remove any such alterations at the termination of this Lease, and to restore the Leased Premises to their prior condition; (ii) Tenant secure a completion and lien indemnity bond satisfactory to Landlord for said work; and (iii) Landlord may approve the contractor for such alterations and limit the times during which the alteration work may be done. Unless Landlord requires that Tenant remove any such alteration, the alteration, except movable furniture and trade fixtures not affixed to the Leased Premises, shall become the property of Landlord upon installation and shall remain upon and be surrendered with the Leased Premises at the termination of this Lease. Tenant shall also give Landlord written notice five (5) days prior to commencement of services or receipt of material for such alterations and shall permit Landlord to post a notice of nonresponsibility in accordance with the statutory requirement of California Civil Code Section 3094 or any amendment thereof.

Tenant may install in the Leased Premises such trade fixtures, machinery, signs, equipment and other personal property as Tenant deems desirable, and all such personal property owned or installed by Tenant in the Leased Premises shall be and remain the property of Tenant and may be removed by Tenant at any time during the Lease Term provided Tenant is not in default hereunder, and provided further that Tenant shall repair any damage caused by such installation, use, or removal. If Tenant fails to remove all of its effects from the Leased Premises upon termination of this Lease, Landlord may, at its option, remove the same in any manner that Landlord shall choose, and store said effects, at Tenant's cost without liability to Tenant for loss thereof. Landlord may, at its option and without notice, sell any or all of said effects, at private sale and without legal process, for such price as Landlord may obtain and apply the proceeds of such sale to (i) any amount due under this Lease from Tenant to Landlord and (ii) the expense incident to their removal, storage and sale of said effects.

Notwithstanding Tenant's obligations in this Section, at termination of this Lease, Tenant may, in its discretion, remove the following items from the Premises and they shall not revert to Landlord provided that upon termination the items are removed and if not removed upon termination, Tenant shall either continue to pay rent through the date of removal or, at Landlord's discretion, the items shall revert to, become the property of and be surrendered to, Landlord:

Any and all brewery equipment including, but not limited to, 7 bbl brewery system, cold storages, kegs, kettles, fermentation systems.

30.   Surrender.   On the last day of the term hereof, or on any sooner termination, Tenant shall surrender the Leased Premises to Landlord in the same condition as received, ordinary wear and tear, casualty and condemnation excepted, clean and free of debris. Any damage or deterioration of the Leased Premises shall not be deemed ordinary wear and tear if the same could have been prevented by good maintenance practices by Tenant. Tenant shall repair any damage to the Leased Premises occasioned by the installation or removal of Tenant's trade fixtures, alterations, furnishings and equipment. Except as otherwise stated in this Lease, Tenant shall leave the lighting fixtures, restroom, structures, fencing, and plumbing on the Leased Premises and in good operating condition, ordinary wear and tear and casualty and condemnation excepted.

31.   Assignment or Sublease by Tenant. Tenant shall not either voluntarily or by operation of law, assign, transfer, mortgage, pledge, hypothecate or encumber this Lease or any interest therein, and shall not sublet the said Leased Premises or any part thereof or any right or privilege appurtenant thereto, or suffer any other person (the employees, agents, servants and invitees of Tenant excepted) to occupy or use the said Leased Premises, or any portion thereof, without the written consent of Landlord first obtained, which consent shall not be unreasonably withheld, and a consent to one assignment, subletting, occupation or use by any other person (the employees, agents, servants and invitees of Tenant excepted) to occupy or use the said Leased Premises, or any portion thereof, without the written consent of Landlord first obtained, which consent shall not be unreasonably withheld, and a consent to one assignment, subletting, occupation or use by any other person shall not be deemed to be a consent to any subsequent assignment, subletting, occupation or use by another person. Any such assignment or subletting without Landlord's consent shall be void, and shall, at the option of the Landlord, constitute a default under this Lease. any other person (the employees, agents, servants and invitees of Tenant excepted) to occupy or use the said Leased Premises, or any portion thereof, without the written consent of Landlord first obtained, which consent shall not be unreasonably withheld, and a consent to one assignment, subletting, occupation or use

(a) Deemed Transfers. Any dissolution, merger, consolidation or other reorganization of Tenant, any sale or transfer (or cumulative sales or transfers) of the capital stock of Tenant in excess of twenty-five percent (25%) or any sale (or cumulative sales) of fifty-one percent (51%) of the value of the assets of Tenant shall require Landlord's approval or shall be deemed to be a violation of this Lease.

32.   Assignment by Landlord. Landlord shall have the right to transfer and assign, in whole or in part, all its rights and obligations hereunder and in the Property, the Land and all other property referred to herein, and in such event and upon the assumption of Landlord's obligations by the transferee or assignee, no further liability or obligation shall thereafter accrue against Landlord hereunder.

33.   Peaceful Enjoyment. Landlord covenants that Tenant shall and may peacefully have, hold and enjoy the Leased Premises, subject to the other terms hereof, provided that Tenant pays the Rent and other sums herein recited to be paid by Tenant and performs all of Tenant's covenants and agreements herein contained. It is understood and agreed that , except in the event of a foreclosure, deed-in-lieu of foreclosure or involuntary transfer, this covenant and any and all other covenants of Landlord contained in this Lease shall be binding upon Landlord and its successors only with respect to breaches occurring during its and their respective ownership of the Landlord's interest hereunder.

34. **Limitation of Landlord's Personal Liability.** Tenant specifically agrees to look solely to Landlord's interest in the Property for the recovery of any judgment against Landlord, it being agreed that Landlord, its partners, officers, directors, agents and employees shall never be personally liable for any such judgment.

35. **Rules and Regulations.** (intentionally deleted)

36. **Notices.** Any notice or other communications to Landlord or Tenant required or permitted to be given under this Lease (and copies of the same to be given to the parties as below described) must be in writing and shall be effectively given if delivered to the addresses for Landlord and Tenant set forth below, or if sent by United States mail, certified or registered, return receipt requested, to said addresses:

The address for Landlord is: 2300 Tulare St. Suite 230 Fresno, CA 93720

The address for Tenant is: 620 F Street Fresno, CA 93706

Any notice mailed shall be deemed to have been given on the regular business day next following the date of deposit of such item in a depository of the United States Postal Service in Fresno, California. Notice effected other than by mail shall be deemed to have been given at the time of actual delivery. Either party shall have the right to change its address to which notices shall thereafter be sent by giving the other written notice thereof. Additionally, Tenant shall send copies of all notices required or permitted to be given to Landlord to each holder of a mortgage or deed of trust encumbering the Property who notifies Tenant in writing of its interest and the address to which notices are to be sent.

37. **Miscellaneous.**

    (a)   Successors and Assigns. This Lease shall be binding upon and inure to the benefit of the successors and assigns of Landlord, and shall be binding upon and inure to the benefit of Tenant, its successors, and, to the extent assignment may be approved by Landlord hereunder, Tenant's assigns. The pronouns of any gender shall include the other genders, and either the singular or the plural shall include the other.

    (b)   Remedies Cumulative. All rights and remedies of Landlord under this Lease shall be cumulative and none shall exclude any other rights or remedies allowed by law.

    (c)   Amendments. This Lease may not be altered, changed or amended, except by an instrument in writing executed by all parties hereto. Further, the terms and provisions of this Lease shall not be construed against or in favor of a party hereto merely because such party is the "Landlord" or the "Tenant" hereunder or such party or its counsel is the draftsman of this Lease.

    (d)   Exhibits. The terms and provisions of all Exhibits described herein and attached hereto, and addenda and schedules initialed by the parties, are deemed by attachment to constitute part of this Lease and are incorporated herein.

    (e)   Tenant Warranty. Tenant warrants that all consents or approvals required of third parties (including but not limited to its board of directors or partners) for the execution, delivery and performance of this Lease have been obtained and that Tenant has the right and authority to enter into and perform its covenants contained in the Lease.

    (f)   Invalidity. If any term or provision of this Lease, or the application thereof to any person or circumstance, shall to any extent be invalid or unenforceable, the remainder of this Lease, or the application of such provision to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each provision of this Lease shall be valid and shall be enforceable to the extent permitted by law.

(g) Time of Essence. Time is of the essence; and all performance due dates, time schedules, and conditions precedent to exercising a right shall be strictly adhered to without delay except where otherwise expressly provided.

(h) No Landlord Warranties. Landlord's duties and warranties are limited to those expressly stated in this Lease and shall not include any implied duties or implied warranties, now or in the future. No representations or warranties have been made by Landlord other than those contained in this Lease.

(i) Late Payment. Tenant hereby acknowledges that late payment by Tenant to Landlord of Rent or other sums due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to processing and accounting charges, and late charges which may be imposed on Landlord by the terms of any mortgage or trust deed covering the Premises. Accordingly, if any installment of Rent or any other sum due from Tenant shall not be received by Landlord or Landlord's designee within the (10) days after such amount shall be due, then, without any requirement for notice to Tenant, Tenant shall pay to Landlord a late charge equal to ten percent (10%) of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. Acceptance of such late charge by Landlord shall in no event constitute a waiver of Tenant's default with respect to such overdue amount, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder.

(j) Consents. Except as limited elsewhere in this Lease, wherever in this Lease either Landlord or Tenant is required to give its consent or approval to any action on the part of the other, such consent or approval shall not be unreasonably withheld. Consent by Landlord shall not be deemed to be unreasonably withheld where consent is also required of its lender. In the event of failure to give any such consent, the other party shall be entitled to specific performance at law and shall have such other remedies as are reserved to it under this Lease, but in no event shall Landlord or Tenant be responsible in punitive or exemplary damages for failure to give consent unless said failure is withheld maliciously or in bad faith.

(k) No Waiver. The giving or withholding by Landlord of any consents required in this Lease, in any one or any number of instances, shall not limit or waive the need for such consent in any other instances.

38. Brokers. Each party to this Lease warrants that it has had no dealing with any real estate broker or agent in connection with the negotiations of this Lease and it knows of no real estate broker or agent who is entitled to a commission in connection with this Lease. Each party agrees to indemnify and hold harmless the other party from and against any and all claims with respect to any leasing commissions on account of the indemnifying party's dealings with any real estate broker or agent.

39. Personal Property. Before surrendering possession of the Leased Premises, Tenant shall without expense to Landlord remove or cause to be removed from the Leased Premises all signs, furnishings, equipment, trade fixtures, merchandise, and other personal property installed or placed therein, and all debris and rubbish, and Tenant shall repair all damage to the Leased Premises resulting from such removal. If requested by Landlord, Tenant shall execute, acknowledge, and deliver to Landlord an instrument in writing releasing and quit-claiming to Landlord all right, title, and interest of Tenant in and to the Leased Premises by reason of this Lease or otherwise. If Tenant fails to remove any of its signs, furnishings, equipment, etc., within ten (10) days after the expiration or termination of this Lease, then Landlord may, at

620 F Street Lease 7/1/2016

its sole option (1) deem any or all of such items as abandoned and the sole property of Landlord, or (2) remove any and all such items and dispose of same in any manner.

40. **Modification for Lender**. If in connection with obtaining financing for the Property, a lender may request modifications in this Lease as a condition to such financing. Tenant will not unreasonably withhold, delay, or defer its consent thereto, provided that such modifications do not increase the obligations or liabilities of Tenant hereunder or materially adversely affect the leasehold interest hereby created and any of the rights or Tenant under this Lease.

41. **Force Majeure**. Any prevention, delay, or stoppage due to strikes, lockouts, labor disputes, acts of God, inability to obtain labor or materials or reasonable substitutes therefor, governmental restrictions, governmental regulations, governmental controls, enemy or hostile governmental action, civil commotion, fire or other casualty, and the causes beyond the reasonable control of the party obligated to perform, shall excuse the performance by such party for a period equal to any such prevention, delay, or stoppage, except that no such causes shall excuse Tenant's obligation to pay Rent or other charges to be paid by Tenant pursuant to this Lease (subject to the abatement of Rent as provided herein).

42. **Attornment**. In the event any proceedings are brought for default in the event of foreclosure or the exercise of the power of sale under any mortgage or deed of trust made by Landlord covering the Leased Premises, Tenant shall attorn to the purchaser upon any such foreclosure or sale and recognize such purchaser as the landlord under this Lease, provided said purchaser expressly agrees in writing that Tenant's possession of the Leased Premises shall not be affected thereby.

43. **Parking**. Tenant shall be entitled to the non-exclusive use of the available surface parking and shall not park or cause its employees or invitees to park in such a way as to disrupt brewing operations conducted by the Tenant.

44. **Option to Extend.** (intentionally deleted)

45. **List of Exhibits**. The following exhibits are incorporated herein as part of this Lease.

   Exhibit A -   Site Plan

46. **Entire Agreement.** THIS LEASE ALONG WITH ANY EXHIBITS AND ATTACHMENTS HERETO CONSTITUTES THE ENTIRE AGREEMENT BETWEEN LANDLORD AND TENANT. THE EXHIBITS AND ATTACHMENTS TO THIS LEASE MAY BE ALTERED, AMENDED, OR REVOKED ONLY BY AN INSTRUMENT IN WRITING SIGNED BY BOTH LANDLORD AND TENANT. IT IS UNDERSTOOD THAT THERE ARE NO ORAL AGREEMENTS OR REPRESENTATIONS BETWEEN THE PARTIES HERETO AFFECTING THIS LEASE, AND THIS LEASE SUPERSEDES AND CANCELS ANY AND ALL PREVIOUS NEGOTIATIONS, ARRANGEMENTS, BROCHURES, AGREEMENTS, OR REPRESENTATIONS, AND UNDERSTANDINGS, IF ANY, BETWEEN THE PARTIES HERETO OR DISPLAYED BY LANDLORD TO TENANT WITH RESPECT TO THE SUBJECT MATTER THEREOF, AND NONE THEREOF SHALL BE USED TO INTERPRET OR CONSTRUE THIS LEASE. THERE ARE NO OTHER REPRESENTATIONS OR WARRANTIES BETWEEN THE PARTIES OR PARTIES AND THEIR AGENTS OR REPRESENTATIVES AND ALL RELIANCE WITH RESPECT TO REPRESENTATIONS IS SOLELY UPON THE REPRESENTATIONS AND AGREEMENTS CONTAINED IN THIS DOCUMENT.

47. **Approval**

LANDLORD:
620 F Street, LLC
A California limited liability company

By    Date: 6/20/16

Arthur Moye, Manager

TENANT:

Full Circle Brewing Co. Ltd., LLC
a California limited liability company

By    Date: 6/20/16

_____Arthur Moye_____, CEO











Certified Sanborn® Map

1888

INYO
G
MONO
ST.
F
ST.
VENTURA
53
54
36
FRESNO RAISIN and FRUIT PACKING CO.
GEO. W. MEADE and CO.
STORAGE OF TRAYS FOR DRYING FRUIT
Scale of Feet.
FRESNO ICE WORKS

The certified Sanborn Library search results in this report can be authenticated by visiting www.edrnet.com/sanborn and entering the certification number. Only Environmental Data Resources Inc. (EDR) is authorized to grant rights for commercial reproduction of maps by The Sanborn Library LLC, the copyright holder for the collection.

Certification #77A2-4938-B2D4

Site Name: 620 F Street
Address: 620 F Street
City, ST, ZIP: Fresno, CA 93706
Client: Provost & Pritchard Eng. Group
EDR Inquiry: 4616333.3
Order Date: 05/11/2016
Certification # 77A2-4938-B2D4
Copyright 1888

This Certified Sanborn Map combines the following sheets.
Outlined areas indicate map sheets within the collection.

0 Feet 150 300 600

15
14

Volume 1, Sheet 15
Volume 1, Sheet 14

N